UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 FORM 10-SB/A-1

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                AM BUILD, INC.
               ----------------------------------------------
               (Name of Small Business Issuer in its Charter)


         NEVADA                                     98-0377132
---------------------------------------------------------------------------
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
incorporation or organization)


                    120 Eglinton Avenue East, Suite 500
                              Toronto, Ontario
                              Canada  M4P 1E2
---------------------------------------------------------------------------
                  (Address of principal executive offices)

             Issuer's telephone number:  (416) 481-9333
                                       -------------------



        Securities to be registered under Section 12(b) of the Act:

                                             Name of Each Exchange on which
Title of Each Class to be so Registered      Each Class is to be Registered
---------------------------------------      ------------------------------

                None                                      None


        Securities to be registered under Section 12(g) of the Act:

                               COMMON STOCK
                             ----------------
                             (Title of Class)

                             TABLE OF CONTENTS




PART I                                                          PAGE


Item 1. Description of Business .. . . . . . . . . . . . . . .     3

Item 2. Management's Discussion and Analysis . . . . . . . . .    13

Item 3. Description of Property. . . . . . . . . . . . . . . .    15

Item 4. Security Ownership by Management and Director. . . . .    15

Item 5. Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .    16

Item 6. Executive Compensation. . . . . . . . . . . . . . .  .    17

Item 7. Certain Relationships and Related Transactions . . . .    18

Item 8. Description of Securities. . . . . . . . . . . . . . .    18

PART II

Item 1.	Market for Common Equity and Related
             Stockholder Matters . . . . . . . . . . . . . . .    21

Item 2. Legal Proceedings  . . . . . . . . . . . . . . . . . .    22

Item 3. Changes in and Disagreements with Accountants . .. . .    22

Item 4. Recent Sales of Unregistered Securities  . . . . . . .    22

Item 5. Indemnification of Directors and Officers. . . . . . .    23

PART F/S

        Financial Statements . . . . . . . . . . . . . . . . .    24

PART III

Item 1. Index of Exhibits . . . . . . . . . .  . . . . . . . .    25

ITEM 1.  DESCRIPTION OF BUSINESS


Background
----------


Am Build Inc., a Nevada corporation (the "Company") was incorporated on June 25, 2002. Our Company has no operating history other than organizational matters, and was formed specifically to be a "clean public shell" and for the purpose of either merging with or acquiring an operating company with operating history and assets. The Securities and Exchange Commission has defined and designated these types of companies as "blind pools" and "blank check" companies.
Am Build is the sole blank check entity in which our officers and directors are involved.


The primary activity of our Company will involve seeking merger or acquisition candidates with whom it can either merge or acquire. We have not selected any company for acquisition or merger and do not intend to limit potential acquisition candidates to any particular field or industry, but do retain the right to limit acquisition or merger candidates, if we so choose, to a particular field or industry. Our Company's plans are in the conceptual stage only.


Plan of Operation - General
---------------------------

Am Build was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation. At this time, our Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation. No member of Management or promoter of our Company has had any material discussions with any other company with respect to any acquisition of that company.


Although our Company's common stock is currently not freely tradable, it will eventually become so under exemptions such as Rule 144 and Regulation S promulgated under the Securities Act of 1933 - see "Description of Securities." As a United States corporation under Regulation S, no offer to sell our Company's securities to persons in the United States is permitted during the one year restricted period ending on December 9, 2003. The following legend has been affixed to certificates issued under Regulation S:

      "THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAS BEEN ISSUED PURSUANT TO REGULATION S, AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR APPLICABLE STATE LAW, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (a) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE LAW COVERING THE COMMON STOCK, OR (b) THE TRANSACTION IS EXEMPT FROM AND NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT AND APPLICABLE STATE SECURITIES LAWS, AND THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY STATING THAT THE SALE OR TRANSFER IS EXEMPT FROM REGISTRATION, OR (c) THE COMPANY OTHERWISE SATISFIES ITSELF THAT THE SALE OR TRANSFER IS EXEMPT FROM REGISTRATION".


We will not restrict our search to any specific business, industry or geographical location, and we may participate in a business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to be restrictive of our Company's virtually unlimited discretion to search for and enter into potential business opportunities.

Our Company may seek a business opportunity with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and is in need of additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock.

Our Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital. Management believes, however, that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

As part of any transaction, the acquired company may require that Management or other stockholders of our Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sale price of such shares will be lower than the current market price or anticipated market price of our Company's common stock. Our Company's funds are not expected to be used for purposes of any stock purchase from insiders. Our shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than market value, that the potential of a stock sale by management will be a material factor on their decision to enter a specific transaction.

Our Company has, and will continue to have, following the completion of this registration, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. Nonetheless, management believes we will offer owners of business ventures the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. We will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents nevertheless.


Sources of Opportunities
------------------------

We anticipate that business opportunities for possible acquisition will be referred by various sources, including our officer and director, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of our officer and director as well as indirect associations between him and other business and professional people. It is not presently anticipated that we will engage professional firms specializing in business acquisitions or reorganizations.

As is customary in the industry, we may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by our Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. We do not anticipate the use of the services of outside consultants.


Evaluation of Opportunities
---------------------------

Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of our Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of our Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors. We will not acquire or merge with any company for which audited financial statements cannot be obtained.


It may be anticipated that any opportunity in which our Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and our Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to our Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to our Company's participation. There is a risk, even after our Company's participation in the activity and the related expenditure of our Company's funds that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by our Company and, therefore, its shareholders.

We will not restrict our search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which our Company may offer.


Acquisition of Opportunities
----------------------------

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. On the consummation of a transaction, it is extremely likely that the present management and shareholders of our Company will not be in control of our Company. In addition, a majority or all of our Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of our Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, we may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our Company's common stock may have a depressive effect on such market. While the actual terms of a transaction to which our Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). It is likely that the owners of the acquired business will own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of our Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

The manner in which each company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of each company and other parties, the management of the opportunity, and the relative negotiating strength of our Company and such other management.


With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of our Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our Company's shareholders will in all likelihood hold a lesser percentage ownership interest in our Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event our Company acquires a target company with substantial assets. Any merger or acquisition effected by our Company can be expected to have a significant dilutive effect on the percentage of shares held by our Company's shareholders.


It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to our Company of the related costs incurred.

Management believes that we may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, we would be required to use less of our available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to the acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by our Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques while reducing the amount of funds that we must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to our Company. No assurance can be given as to the terms or the availability of financing for any acquisition by our Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which we may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of our Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on our Company.


Competition
-----------

Our Company is an insignificant participant among firms which engage in business combinations with, or financing of, development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than Am Build. In view of our Company's limited financial resources and management availability, we will continue to be at a significant competitive disadvantage in relation to our competitors.


Regulation and Taxation
-----------------------

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities.
While our Company does not intend to engage in such activities, we could become subject to regulation under the Investment Company Act of 1940 in the event we obtain or continue to hold a minority interest in a number of development stage enterprises. We could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review our activities from time to time with a view toward reducing the likelihood our Company could be classified as an "investment company."

Am Build intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to our Company and to any target company.


Financing Strategy
------------------

Ship Island Investments Ltd., the controlling shareholder, will provide all necessary funding to facilitate Am Build's acquisition of an appropriate business opportunity. No other financing is required at this time.


Employees
---------

Our only employee at the present time is our officer and director, who will devote as much time as the Board determines is necessary to carry out the affairs of our Company.


Legal Proceedings
-----------------

We are not a party to any litigation or governmental proceedings that we believe would result in any judgments or fines that would have a material adverse effect on our Company.


Forward-Looking Statements
--------------------------

We caution you that this registration statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements. Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our assumptions may not prove to be correct. Because our assumptions and expectations are subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward looking statements include the following risk factors. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this registration or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included in this registration statement, you should be aware of the following risk factors in connection with our business and ownership of our shares.


Risks Related to our Business
-----------------------------


No Operating History Could Lead to Unforeseen Exposure
------------------------------------------------------

Our Company was formed on June 25, 2002 for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. We have no operating history, revenues from operations, or assets other than cash from private sales of stock. We face all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.


No Assurance of Success or Profitability of Acquiree Businesses Could Lead To Losses
---------------------------------------------------------------------

There is no assurance that we will acquire a favorable business opportunity. Even if we should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of our Company's common stock will be increased thereby.


Intense Competition Could Be Disadvantageous to Our Company
-----------------------------------------------------------

The search for potentially profitable business opportunities is intensely competitive. Our Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities. These competitive conditions will exist in any industry in which our Company may become interested.


The Possible Need for Additional Financing Could Result In Limited
Operations
------------------------------------------------------------------

Our Company has very limited funds, and such funds may not be adequate to take advantage of available business opportunities. Even if our Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, our Company may not have enough capital to exploit the opportunity. The ultimate success of our Company may depend upon its ability to raise additional capital. Our Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to our Company. If not available, our Company's operations will be limited to those that can be financed with its modest capital.


Reporting Requirements May Delay or Preclude Acquisition
--------------------------------------------------------

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by our Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.


Lack of Diversification Could Increase Risks to Our Company
-----------------------------------------------------------

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our acquisitions or operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Possible Reliance upon Unaudited Financial Statements May Increase Risks to Our Company
------------------------------------------------------------------

We generally will require audited financial statements from companies that we propose to acquire. No assurance can be given, however, that audited financials will be available to us. In cases where audited financials are unavailable, we will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that our Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of our Company's securities.

Moreover, our Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by us to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should our Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, we would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against our Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for our Company and its business. The imposition of administrative sanctions would subject our Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent our securities from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange.
Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in our securities. Without audited financial statements, we would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of us to raise capital would be significantly limited until such financial statements were to become available.


Governmental Regulations of Acquiree Businesses May Be Expensive
----------------------------------------------------------------

An acquisition made by our Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of our Company.


Conflicts of Interest Could Affect Fiduciary Duty to Our Company
----------------------------------------------------------------

Certain conflicts of interest exist between our Company and its officer and director. He has other business interests to which he devotes his attention, and he may be expected to continue to do so although management's time should be devoted to the business of our Company. As a result, conflicts of interest may arise that can be resolved only through the exercise of such judgment as is consistent with his fiduciary duties to our Company.



Dependence upon Management and Limited Participation of Management Could Affect Success of Our Company
------------------------------------------------------------------

We currently have one (1) individual serving as our sole officer and director. We will be heavily dependent upon his skills, talents, and abilities to implement our business plan, and may, from time to time, find that the inability of our officer and director to devote his full time attention to our business results in a delay in progress toward implementing our business plan. Furthermore, since only one (1) individual is serving as the officer and director of our Company, we will be entirely dependent upon his experience in seeking, investigating, and acquiring a business and in making decisions regarding our Company's operations. For more information please see "Directors, Executive Officers, Promoters and Control Persons" on page 16 of this registration statement. Because investors will not be able to evaluate the merits of possible business acquisitions by our Company, they should critically assess the information concerning our Company's officer and director.


Control by Principal Stockholders, Officers and Directors Could
Prevent Change in Control of Our Company
---------------------------------------------------------------


Our principal stockholder, officer and director will beneficially own approximately ninety-eight percent (98%) of our Company's common stock issued. As a result, he may have the ability to control our Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of our Company. Further details on this issue can be found on page 15 of this registration in the section titled "Security Ownership of Management and Director".



Lack of Employment Agreements Could Lead to Lack of Continuity in
Management
-----------------------------------------------------------------

We do not have an employment agreement with our officer and director, and as a result, there is no assurance that he will continue to manage our Company in the future. In connection with acquisition of a business opportunity, it is likely our current officer and director may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of our stockholders.


Indemnification of Officers and Directors Could Be Costly to Our
Company
----------------------------------------------------------------

Our Articles of Incorporation provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. We will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay our Company, therefore, if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us which we will be unable to recoup.


Director's Limited Liability May Limit Right of Action Against Our
Director
------------------------------------------------------------------

Our Articles of Incorporation exclude personal liability of our director and stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, our Company will have a much more limited right of action against our director than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.


Dependence upon Outside Advisors Could be Costly to Our Company
---------------------------------------------------------------

To supplement the business experience of our officer and director, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by our President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event our President considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services. Such outside advisors could be costly to our Company and not adequately provide the services which we require.



Risks Related to Potential Merger
---------------------------------


Loss of Control by Present Management and Stockholders Could Provide Significant Risk to Our Company
--------------------------------------------------------------------

Our Company may consider an acquisition in which we would issue as consideration for the business opportunity to be acquired an amount of our authorized but un-issued common stock that would, upon issuance, represent the great majority of the voting power and equity of our Company. The result of such an acquisition would be that the acquired company's stockholders and management would control our Company, and our Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of our Company by our current shareholders. In addition, our Company's President could sell his control block of stock at a premium price to the acquired company's stockholders. Such loss of control by our management and present stockholders may be a significant risk to our Company.


Lack of Exhaustive Investigation of Acquiree Businesses Could Increase Risks to Our Company
----------------------------------------------------------------------

Our Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before our Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if our Company had more funds available to it, would be desirable. Am Build will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our Company's participation. A significant portion of our Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.


Certain Acquiree Businesses May Be Those Trying to Avoid Own Public
Offering
-------------------------------------------------------------------

The type of business to be acquired may be one that desires to avoid its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of our Company's limited capital, it is more likely than not that any acquisition by our Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.


Acquiree Businesses Not Identified Could Provide High Risk to Our
Company
-----------------------------------------------------------------

We have not identified and have no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to our Company and its stockholders if the business or opportunity proves to be unsuccessful. For further information please read Item 1 "Description of Business."


Leveraged Transactions May Increase Our Exposure to Larger Losses
-----------------------------------------------------------------

There is a possibility that any acquisition of a business opportunity by the Company may be leveraged. For example, our Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity.
This could increase our Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.



Risks Related to our Stock
--------------------------


Failure to Obtain Listing of Common Stock Could Result In Illiquidity
---------------------------------------------------------------------

Our Company, whose stock is currently not traded, intends to list its common stock on the National Association of Securities Dealers OTC Bulletin Board. It is likely that the market price of our shares will bear no relationship whatsoever to assets, earnings, book value, or other objective standards of worth. We do not know when the common stock will be approved for trading on the Bulletin Board and if it is approved for trading, that a viable trading market will develop. When and if trading develops, the market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     i) Our business profile may not fit the investment objectives of our shareholders, causing some of them to sell their shares after they are able to trade the shares;

    ii)   competitor acquisitions, governmental regulatory actions;

   iii) the potential absence of securities analysts covering Am Build and distributing research and investment recommendations about Am Build; and

    iv) overall stock market fluctuations and economic conditions generally.

The realization of any of the risks described in these "Risk Factors" could have a significant and adverse affect on the market price of our common stock. In addition, the stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.


Lack of Public Market for Our Common Stock Affects Liquidity
------------------------------------------------------------

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his or her investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.


Arbitrary Determination of the Offering Price Could Result In
Overvaluation of Our Common Stock
-------------------------------------------------------------

The initial selling price for our shares will be arbitrarily determined by our Board. It bears no relationship to our assets, book value or net worth, and should not be considered as an indication of the actual value of our Company.


Regulation of Penny Stocks Could Affect Ability to Sell Our Common
Stock
------------------------------------------------------------------


Our Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our Company's securities and also may affect the ability of purchasers in this registration to sell their securities in any market that might develop therefore. In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of our Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of our Company in any market that might develop for them.


As long as the trading price of the common stock is less than $5.00 per share, the common stock will be subject to rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "1934 act"). Such a stock price could also cause the common stock to become subject to the SEC's "penny stock" rules and the securities enforcement and penny stock reform act of 1990. The penny stock rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to people who are not established customers or accredited investors. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Our shares may be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Such patterns include:

    i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

   ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

  iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

   iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

    v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our Company's management is aware of the abuses that have occurred historically in the penny stock market. Although our Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our Company's securities.


No Foreseeable Dividends Could Limit Ability to Sell Our Common Stock
---------------------------------------------------------------------


We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. Such lack of dividends could limit the ability to sell our common stock.



Rule 144 and Regulation S Sales Could Have a Depressive Effect on the Price of Our Common Stock
---------------------------------------------------------------------


All of the outstanding shares of common stock held by present stockholders are "restricted securities" within the meaning of Rule
144 or Regulation S under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or Regulation S or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a minimum of one year from the date of acquisition may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years. Regulation S provides that a person who has purchased shares under Regulation S may sell them after a period of one year. A sale under Rule 144 or Regulation S or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. Of the total 20,000,000 shares of common stock held by present stockholders of our Company, 2,000,000 shares were sold pursuant to Rule 144 and further dispensed as follows:
1,772,200 of the 2,000,000 shares were sold pursuant to Regulation S.

All 2,000,000 shares held may become available for resale under Rule 144 or Regulation S on or about December 9, 2003.


Lack of Blue Sky Registration May Limit Sales of Our Common Stock
-----------------------------------------------------------------

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for our Company's securities to be a limited one.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The statements contained in this report on Form 10-SB which are not historical facts, including (without limitation) in particular, statements made in this Item, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement, including (without limitation) demand for services; the effect of economic conditions; the impact of competitive services, pricing; industry regulation; the continued availability of capital resources and financing and other risks set forth or incorporated herein and in our Securities and Exchange Commission filings. These statements may be identified by the use of terminology such as "believes", "expects", "may", "will", or "should", or "anticipates", or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this registration statement should be read as being applicable to all related forward-looking statements wherever they appear. We are a development stage company with limited operations. We do not undertake to update any forward-looking statements that may be made from time to time by or on its behalf.

General
-------

We intend to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement.

While we will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. Our Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents.

We are filing this registration statement on a voluntary basis because the primary attraction of our Company as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combinations or transactions will likely result in a significant issuance of shares and substantial dilution to our present stockholders.


Our Company has, and will continue to have, no capital with which to provide the owners of business opportunities any significant cash or other assets. However, we believe our Company will be able to offer owners or acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, our officers and directors have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

As previously stated, we will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. We are subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of our Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure our Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of our Company.

Liquidity and Capital Resources
-------------------------------


Am Build remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. Our Company's balance sheet as of April 30, 2002, reflects a current asset value of zero. Our Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which our Company may eventually acquire.

Capitalization
--------------

The following table sets forth our capitalization as of April 30, 2002. You should read this table in conjunction with our financial statements, including the notes to our financial statements, which appear elsewhere in this registration statement.

     Stockholders' equity (deficit)......................... $   (750)
        Preferred stock $.0001 par value authorized
          50,000,000 shares;
        Issued and outstanding - zero shares                        0
        Common stock $.0001 par value authorized
          50,000,000 shares;
        Issued and outstanding - 20,000,000 shares              2,000

     Additional paid-in capital.............................    8,085
     Deficit accumulated during development stage...........  (10,835)
     Deferred compensation..................................        0


     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)................... $      0
                                                             ========


Results of Operations
---------------------

Since its inception on June 25, 2002, our Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by our Company during this period.

For the current fiscal year, our Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. Our Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing
-----------------------------

Our Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event our Company is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, our Company's needs for additional financing are likely to increase substantially.


ITEM 3.  DESCRIPTION OF PROPERTY

We currently occupy space, rent free, at the international offices of Ship Island Investments Ltd., which is located at 120 Eglinton Avenue East, Suite 500, Toronto, Ontario, Canada M4P 1E2.


ITEM 4.  SECURITY OWNERSHIP BY MANAGEMENT AND DIRECTOR

As of August 21, 2002, we had 20,000,000 common shares issued and outstanding. The following table sets forth the ownership, as of August 21, 2002, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

                        Name and Address             Amount and Nature          Percentage of    Percentage of
Class of Security       of Beneficial Owner          of Beneficial Ownership    Class of Stock   Voting Stock
-----------------       -------------------          -----------------------    --------------   -------------

Common Stock            J. Paul Hines                       18,000,000                90%              90%
                        President & CEO
                        Toronto, Ontario
                        Canada

Common Stock            Ship Island Investments Ltd.         1,607,500                 8%               8%
                        Toronto, Ontario
                        Canada

                        Management and director             19,607,500                98%              98%
                        as a group

Note:
     1.   No other officers or directors own stock
     2. Preferred stock is convertible into common stock upon the decision of the Board of Directors
     3. There are no warrants, options or other rights to acquire securities outstanding to anyone at the date of this registration statement
     4. Mr. Hines is the President of Ship Island Investments Ltd. and owns 100% of its common stock.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our president and chief executive officer controls approximately 98% of the stockholder voting rights. Accordingly he possesses control over our operations. This control may allow him to amend corporate filings, elect board members and substantially control all matters requiring approval of the shareholders, including approval of significant corporate transactions. If you become a shareholder in our Company, you may have no effective voice in our management.

The director and executive officer currently serving our Company is as follows:

Director and Executive Officer
------------------------------


Name                       Age            Position Held
----                       ---            -------------

J.  Paul Hines             58             President, CEO, Secretary,
                                          Treasurer and Director


Officers hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of our Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The director and officer of our Company will devote his time to our Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to our Company's affairs is unknown and is likely to vary substantially from month to month.

J.  Paul Hines
President and Chief executive Officer; Secretary and Director
-------------------------------------------------------------

Mr. Hines is the President, Chief Executive Officer, sole director and a founding shareholder of our Company. In 1972, he established Invenco Inc., a company which focused on creating and marketing new products. Five years later in 1977, Mr. Hines formed and owned Beaverton Wire & Metal Products Ltd. which produced wire ware. In 1981, he purchased, consolidated and managed all of the silversmiths in the central Toronto region under the name Sterling Image
Silversmiths Ltd.   He formed Greystone Credit S.A. in 1983, a finance
company which arranged commercial loans and joint ventures with corporations. Having more than 20 years experience in business finance, development and consulting, Mr. Hines is currently President of Ship Island Investments Ltd., operating since 1990. Furthermore, he is a graduate of the University of British Columbia in 1972 with a Bachelor of Science degree in Applied Sciences, where he specialized in new product design, development and finance.

Liability and Indemnification of Directors and Officers
-------------------------------------------------------

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Reference is hereby made to the provisions of the General Corporation Law of the State of Nevada which provides for indemnification of our directors and officers under certain circumstances. At present, we have not entered into individual indemnification agreements with our officers and/or directors. However, our Articles of Incorporation provide a comprehensive indemnification provision which provides that the Company shall indemnify, to the fullest extent under Nevada law, its directors and officers against certain liabilities incurred with respect to their service in such capacities. Indemnification under our Articles of Incorporation is nonexclusive of any other right such persons may have under statute, agreement, bylaw or action of our Board of Directors or shareholders.

Involvement in Certain Legal Proceedings
----------------------------------------

To the best of our knowledge, no officer, director, promoter or control person of our Company has been involved in any legal proceeding that would be material to an evaluation of the ability or integrity of such person in this capacity.

ITEM 6.  EXECUTIVE COMPENSATION

At the inception of our Company, Mr. Hines received 18,000,000 shares of common stock in consideration for business development services rendered to our Company related to investigating and developing it's proposed business plan and capital structure, and completion of the incorporation and organization of our Company. 1,607,500 shares of common stock were purchased by Ship Island Investments Ltd. owned by Mr. Hines, at a par value of $.0001, as part of the subscription by the limited partners of Contact Capital LLLP. Additional information on Contact Capital LLLP is furnished in Item 7 below. No officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to our sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. Our Company has no retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

It is possible that, after we successfully consummate a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain our Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, we have adopted a policy whereby the offer of any post-transaction remuneration management will not be a consideration in our Company's decision to undertake any proposed transaction. Management has agreed to disclose to our Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with us and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of our Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by our Company's Board of Directors as a result of the inability of our Board to affirmatively approve such a transaction.

The management of our Company will not receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement our business plan outlined herein. Also, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities by our Company prior to the location of an acquisition or merger candidate.

On August 21, 2002, we adopted the 2002 Stock Option Plan (the "Plan".) The purpose of the Plan is to enable us to attract, retain and motivate key employees, directors and consultants, by providing them with stock options. Options granted under the Plan may be either incentive stock options, as defined in Sections 422A of the Internal Revenue Code of 1986, or non-qualified stock options. We have reserved 5,000,000 shares of common stock for issuance under the Plan.

Our Board of Directors will administer the Plan. Our Board has the power to determine the terms of any options granted under the Plan, including the exercise price, the number of shares subject to the option, and conditions of exercise. Options granted under the Plan are generally not transferable, and each option is generally exercisable during the lifetime of the holder only by the holder. The exercise price of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock, the exercise price of any incentive stock option granted must be equal to at least 110% of the fair market value on the granted date. Our Board of directors approves the terms of each option. These terms are reflected in a written stock option agreement.

As of the date of this registration statement, there have been no stock options issued pursuant to the Plan and no warrants or other rights to acquire securities outstanding.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Am Build was incorporated under the laws of the state of Nevada on June 25, 2002, for the purpose of acquiring the business of an operating company. Am Build has had no prior business activity. On August 21, 2002, 18,000,000 shares of common stock were issued to Paul

Hines in consideration for business development services and organization of our Company. Subsequently, 2,000,000 shares were subscribed by the limited partnership, Contact Capital LLLP for organizational expenses. Pursuant to its Charter, Contact Capital LLLP distributed all of our Company's shares to its limited partners. Distribution of 1,607,500 shares began on August 21, 2002, to Ship Island Investments and later on December 9, 2002, to all other limited partners.


Ship Island Investments Ltd. is the General Partner of Contact Capital LLLP and acts on behalf and in the interest of its limited partners. Contact Capital LLLP has 536 limited partners (excluding Ship Island Investments Ltd.) who hold an aggregate of 392,500 shares.


ITEM 8.  DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this registration statement.

General
-------


We are authorized to issue 50,000,000 shares of common stock with a par value of $.0001 per share and 50,000,000 preferred shares with a par value of $.0001. The preferred shares may be issued in series at the direction of the Board of Directors. As of June 25, 2002, 20,000,000 shares were issued and outstanding all of which are held by the founding shareholders of Am Build. The 20,000,000 shares of our Company's common stock (the "common stock") were issued when the company was originally formed. 18,000,000 of these common shares were issued to Paul Hines in consideration for business development and organization of our Company. An additional 2,000,000 shares of common stock were subscribed by the limited partners of Contact Capital LLLP for organizational expenses. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

None of the preference shares are issued.


Common Stock
------------

Our Articles of Incorporation authorize the issuance of up to 50,000,000 common shares with a par value of $.0001 per share. Each shareholder is entitled to one (1) vote for each share of common stock and each preferred share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in Am Build's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

	The holders of common stock:

        * have equal rights to dividends from funds legally available therefore, when and if declared by our Board of Directors;
        * are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up our affairs;
        * do not have preemptive rights, conversion rights, or redemption of sinking fund provisions;
        * are not entitled to pre-emptive rights, nor is the common stock subject to conversion or redemption rights.

Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Rights

There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends. All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available. These dividends may be paid at any time in cash, property or additional shares of common stock except when we are insolvent or when the payment thereof would render us insolvent subject to the laws of the State of Nevada. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Other Rights and Provisions

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. No other material rights are attached to our common shares. There is no provision in our Articles of Incorporation nor our By-Laws that would delay, defer or prevent a change of our control. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of
any outstanding shares of preferred stock.   We have not issued any
preferred stock or debt securities.

Preferred Stock
---------------

The Board of Directors is authorized, without shareholder approval, from time to time to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more series. The Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock while providing desirable flexibility in connection with possible acquisitions and other corporate purposes could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire a majority of our outstanding voting stock.

	The holders of preferred stock:

        * are entitled to conversion and redemption in the event of liquidation, dissolution or winding-up. Any conversion or redemption is satisfied with an equal number of common stock. Upon liquidation, dissolution or winding-up of our Company, the assets legally available for distribution to shareholders are distributable ratably among all shares outstanding which include the preferred shares at that time after payment of liquidation preferences, if any, and payment of other claims of creditors. Each outstanding share of common stock is, and each preferred share outstanding upon completion hereof is, fully paid and non-assessable:

        * is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by owners of shares at meetings of our stockholders;

        * is NOT entitled to participate in dividends from funds legally available therefore;

        * is not entitled to pre-emptive rights, nor is the common stock subject to conversion or redemption rights;

        * is entitled to share ratably with holders of common stock in all assets available for distribution to holders of our stock upon liquidation, dissolution or winding up of our affairs; and

        * is entitled to convert the preferred share to shares of common stock.

Stock Option Plan
-----------------

On August 21, 2002, Am Build adopted the 2002 Stock Option Plan (the "Plan") under which officers, directors, consultants, advisors and employees may receive stock options. The aggregate number of shares that may be issued under the plan is 5,000,000. The purpose of the Plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors, and employees of the company who contribute to the Company's success, and to achieve long-term objectives that will inure to the benefit of all shareholders through the additional incentive inherent in the ownership of Am Build's common stock. Options granted under the plan will be either "incentive stock options", intended to qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986, as from time to time amended (the "Code") or "unqualified stock options". For the purposes of the Plan, the term "subsidiary" shall mean "subsidiary corporation", as such term is defined in section 424(f) of the Code, and "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

The Plan will be administered by the Board of Directors who will set the terms under which options are granted. No options have been granted under the Plan as of the date of this registration statement.

Shares Eligible for Future Sale
-------------------------------

Prior to this registration, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the availability of shares for sale, could adversely affect the prevailing market price of our common stock and our ability to raise capital through an offering of equity.


As of the date hereof, Am Build has 50,000,000 shares of common stock authorized, of which 20,000,000 are issued and outstanding.
50,000,000 shares of preferred stock are authorized. 2,000,000 shares of common stock held by current shareholders will become freely tradable without restrictions under the Securities Act of 1933, by December 9, 2003, except for any shares held by our "affiliates", which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933. An additional 5,000,000 shares of common stock are reserved for the 2002 Stock Option Plan and when issued will be subject to the requirements of Rule 144 of the Securities Act of 1933 unless qualified as free trading by further submissions by Am Build.


In general, under Rule 144 of the Securities Act of 1933 as currently in effect, a shareholder who has beneficially owned for at least one year shares privately acquired, directly or indirectly, from Am Build or from an affiliate of Am Build, and persons who are affiliates of Am Build who have acquired the shares in registered transactions, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of:

     i)   1% of the outstanding shares of our common stock; or
    ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act of 1933 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about Am Build. In general, under Rule 144K of the Securities Act of 1933, as currently in effect, a shareholder, who is not an affiliate of Am Build and who has beneficially owned such shares for at least two years, may be entitled to sell all of such shares without regard to the volume limitations of Rule 144 of the Securities Act of 1933, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resale of restricted securities of any issuer provided that the purchaser is an institution that owns and invests, on a discretionary basis, at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing shareholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

No predictions can be made with respect to the effect, if any, that public sales of common stock or the availability of shares for sale will have on the market price of the common stock after this registration becomes effective. Sales of substantial amounts of common stock in the public market following, or the perception that such sales may occur, could adversely affect the market price of the common stock or the ability of Am Build to raise capital through sales of its equity securities.

Dividends
---------

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in the expansion of our business. Any decisions as to future payment of dividends will depend on our earnings, financial position and such other factors as the Board of Directors deems relevant.



                               PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


Our common stock is not traded on any exchange. We plan to eventually seek listing on the NASDAQ Small Cap, once our registration statement has become effective, if ever. We cannot guarantee that we will obtain a listing. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed. On the date hereof there are no options or warrants to acquire any securities outstanding. Further, as of this date, there are 537 shareholders of record of Am Build's common stock. No preferred stock has been issued.


Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     i) that a broker or dealer approve a person's account for transactions in penny stocks; and
    ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

     i) obtain financial information and investment experience and objectives of the person; and
    ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

     i) sets forth the basis on which the broker or dealer made the suitability determination;
    ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.





ITEM 2.  LEGAL PROCEEDINGS

Not Applicable.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING
         AND FINANCIAL DISCLOSURE

Financial Statements included in this registration statement are in reliance upon Rotenberg & Company, LLP, Independent Certified Public Accountants, as experts in accounting and auditing. There have been no changes or disagreements.


ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

On August 21, 2002, Paul Hines was issued 18,000,000 shares of our Company's common stock in exchange for pre-incorporation consulting services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure. The Company relied on Section 4(2) of the Act. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

On August 21, 2002, Ship Island Investments Ltd. was issued 1,607,500 shares of our Company's common stock in exchange for and completing
the organization and incorporation of the Company.   The Company
relied on Section 4(2) of the Act. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

On December 9, 2002, our Company sold 106,200 shares of its common stock to 21 accredited investors for $.0001 per share pursuant to Rule 506 of Regulation D of the Act. Additionally, 121,600 shares were sold to 33 unaccredited investors pursuant to Rule 506 for $.0001 per share.

On December 9, 2002, our Company sold 164,700 shares of its common stock to 482 shareholders and 1,607,500 to Ship Island Investments Ltd., a total of 1,772,200 common shares, for $.0001 per share pursuant to Regulation S.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our by-laws provide for indemnification of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of Am Build to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. Am Build may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs, and expenses, whether or not the corporation would have the legal power to indemnify them directly against such liability.

Costs, charges and expenses (including attorney's fees) incurred by a person referred to above in defending a civil or criminal proceeding shall be paid by Am Build in advance of the final disposition thereof upon receipt of any undertaking to repay all amounts advanced if it is ultimately determined that the person is not to be indemnified by Am Build and upon satisfaction of other conditions required by current or future legislation.

If this indemnification or any portion of it is invalidated on any ground by a court of competent jurisdiction, Am Build nevertheless indemnifies each person described above to the fullest extent permitted by all portions of this indemnification that have not been invalidated and to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                              PART F/S

You should read carefully all the information in this registration, including these financial statements and their explanatory notes. Statements included in this report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this report and elsewhere may include, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act Introduction.







                            AM BUILD, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                         (A NEVADA CORPORATION)
                        Toronto, Ontario Canada


                     -----------------------------

                           FINANCIAL REPORTS
                                   AT
                             APRIL 30, 2003

                     -----------------------------

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada


TABLE OF CONTENTS
-----------------------------------------------------------------------------


Independent Auditors' Report                                           F-1

Balance Sheets at April 30, 2003 and August 31, 2002                   F-2

Statements of Changes in Stockholders' Equity (Deficit) for
  the Eight Months Ended April 30, 2003, and for the Periods
  from Date of Inception (June 25, 2002) through August 31, 2002
  and April 30, 2003                                                   F-3

Statements of Operations for the Eight Months Ended April 30, 2003,
  and for the Periods from Date of Inception (June 25, 2002)
  through August 31, 2002 and April 30, 2003                           F-4

Statements of Cash Flows for the Eight Months Ended April 30, 2003,
  and for the Periods from Date of Inception (June 25, 2002)
  through August 31, 2002 and April 30, 2003                           F-5

Notes to Financial Statements                                       F-6 - F-7

                   INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
AM Build, Inc.
(A Development Stage Company)
(A Nevada Corporation)
Toronto, Ontario Canada


        We have audited the accompanying balance sheets of AM Build, Inc. A Development Stage Company) (A Nevada Corporation) as of April 30, 2003 and August 31, 2002, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the eight months ended April 30, 2003, and for the period from date of inception (June 25, 2002) to August 31, 2002 and April 30, 2003.
These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AM Build, Inc. (A Development Stage Company) (A Nevada Corporation) as of April 30, 2003 and August 31, 2002, and the results of its operations and its cash flows for the eight months ended April 30, 2003 and for the period from date of inception (June 25, 2002) to August 31, 2002 and April 30, 2003, in conformity with accounting principles generally accepted in the United States of America.




/s/ Rotenberg & Co., LLP


Rochester, New York
  April 30, 2003

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada


BALANCE SHEETS
===========================================================================

                                                 April 30,       August 31,
                                                   2003             2002
---------------------------------------------------------------------------

ASSETS

Cash and Cash Equivalents                        $       -       $        -
---------------------------------------------------------------------------

Total Assets                                     $       -       $        -
===========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
Accrued Expenses                                 $     750       $        -
Accrued Franchise Tax                                    -               85
---------------------------------------------------------------------------

Total Liabilities                                      750               85
---------------------------------------------------------------------------

Stockholders' Equity (Deficit)
Common Stock:  $.0001 Par; 50,000,000 Shares
  Authorized, 20,000,000 Issued and
  Outstanding                                        2,000            2,000
Additional Paid In Capital                           8,085            6,000
Deficit Accumulated During Development Stage       (10,835)          (8,085)
---------------------------------------------------------------------------

Total Stockholders' Equity (Deficit)                  (750)             (85)
---------------------------------------------------------------------------

Total Liabilities and Stockholders'
  Equity (Deficit)                               $       -       $        -
===========================================================================









The accompanying notes are an integral part of these financial statements.

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada



STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
============================================================================================================

                                                                                Deficit
                                        Common Stock                           Accumulated
                                  -------------------------     Additional       During        Stockholders'
                                    Number                       Paid-In       Development        Equity
                                  of Shares         Value        Capital          Stage          (Deficit)
------------------------------------------------------------------------------------------------------------

Inception - June 25, 2002                  -      $     -       $        -     $         -     $          -

Shares Issued in Exchange for
  Expenses Paid by Stockholders
  - August 21, 2002               20,000,000        2,000            6,000               -            8,000

Net Loss for the Period                    -            -                -          (8,085)          (8,085)
------------------------------------------------------------------------------------------------------------

Balance - August 31, 2002         20,000,000        2,000            6,000          (8,085)             (85)

Expenses Paid by Stockholders              -            -            2,085               -            2,085

Net Loss for the Period                    -            -                -          (2,750)          (2,750)
------------------------------------------------------------------------------------------------------------

Balance - April 30, 2003          20,000,000      $ 2,000       $    8,085     $   (10,835)    $       (750)
============================================================================================================








The accompanying notes are an integral part of these financial statements.

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada



STATEMENTS OF OPERATIONS
====================================================================================

                                 Period from                          Period from
                              Date of Inception                    Date of Inception
                                (June 25, 2002)    Eight Months     (June 25, 2002)
                                   Through            Ended             Through
                               April 30, 2003     April 30, 2003    August 31, 2002
------------------------------------------------------------------------------------

Revenues                      $             -     $            -   $              -
------------------------------------------------------------------------------------

Expenses
Administration                          1,000                  -              1,000
Franchise Tax                              85                  -                 85
Legal and Professional                  3,750                750              3,000
Maintenance                               750                  -                750
Organizational Fees                       750                  -                750
Transfer Agent                          4,500              2,000              2,500
------------------------------------------------------------------------------------

Total Expenses                         10,835              2,750              8,085
------------------------------------------------------------------------------------

Net Loss for the Period       $       (10,835)     $      (2,750)  $         (8,085)
====================================================================================

Earnings (Loss) per Share
  - Basic and Diluted         $         (0.00)     $       (0.00)  $          (0.00)
====================================================================================

Weighted Average Common
  Shares Outstanding               20,000,000         20,000,000         20,000,000
====================================================================================










The accompanying notes are an integral part of these financial statements.

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada


STATEMENTS OF CASH FLOWS
=========================================================================================

                                      Period from                          Period from
                                   Date of Inception                    Date of Inception
                                     (June 25, 2002)    Eight Months     (June 25, 2002)
                                        Through            Ended             Through
                                    April 30, 2003     April 30, 2003    August 31, 2002
-----------------------------------------------------------------------------------------

Cash Flows from Operating
  Activities
Net Loss for the Period            $        (10,835)   $       (2,750)   $        (8,085)

Non-Cash Adjustments
Organization Expenses Paid
  by Stockholders                            10,085             2,085              8,000

Changes in Assets and Liabilities
Accrued Audit Fees                              750               750                  -
Accrued Franchise Tax                             -               (85)                85
-----------------------------------------------------------------------------------------

Net Cash Flows from Operating
  Activities                                      -                 -                  -

Net Cash Flows from Investing
  Activities                                      -                 -                  -

Net Cash Flows from Financing
  Activities                                      -                 -                  -
-----------------------------------------------------------------------------------------

Net Increase in Cash and Cash
  Equivalents                                     -                 -                  -

Cash and Cash Equivalents
  - Beginning of Period                           -                 -                  -
-----------------------------------------------------------------------------------------

Cash and Cash Equivalents
  - End of Period                  $              -    $            -    $             -
=========================================================================================

Supplemental Disclosure of
  Non-Cash Investing and
  Financing Activities:
    Common Stock Issued in
    Exchange for Expenses Paid
    by Stockholders                $             -     $            -    $         2,000
=========================================================================================












The accompanying notes are an integral part of these financial statements.

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
=========================================================================


Note A -  The Company

          The company was incorporated under the laws of the state of Nevada on June 25, 2002. The company was formed for the purpose of acquiring the operations of an operating company.

          Scope of Business
          At the present time the company is in the development stage and does not provide any product or service.

          The company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

Note B -  Summary of Significant Accounting Policies
          Method of Accounting
          The company maintains its books and prepares its financial statements on the accrual basis of accounting.

          Development Stage
          The company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

          Loss Per Common Share
          Loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income available to common stockholders by weighted average number of common shares outstanding for each period.

          Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

          Organizational Expenses
          Organizational expenses represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the corporation. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

                                                             - continued -

AM BUILD, INC.
(A DEVELOPMENT STAGE COMPANY)
(A NEVADA CORPORATION)
Toronto, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
=========================================================================

Note B -  Summary of Significant Accounting Policies - continued

          Income Taxes
          The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The corporation had no material deferred tax assets or liabilities for the periods presented. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty to when or whether the tax benefit will be realized.

Note C -  Stockholders' Equity
          Common Stock
          The company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

          The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

          Preferred Stock
          The company is authorized to issue up to 50,000,000 shares of preferred stock, with a par value of $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the company's board of directors. No shares of preferred stock have been issued during the period from the date of inception (June 25, 2002) through April 30, 2003.

Note D -  Stock Option Plan
          The company has adopted a stock option plan (the Plan). The purpose of the plan is to enable the company to attract, retain and motivate key employees, directors and consultants, by providing them with stock options. Options granted under the Plan may be either incentive stock options, as defined in Sections 422A of the Internal Revenue Code of 1986, or non-qualified stock options. The company has reserved 5,000,000 shares of common stock for issuance under the Plan. No options have been issued by the company during the period from the date of inception (June 25, 2002) through April 30, 2003.

                              PART III

ITEM 1.  INDEX OF EXHIBITS

Exhibit Number      Exhibit Description

     3.1            Articles of Incorporation dated June 25, 2002

     3.2            By-laws dated June 26, 2002

     10.1           Consent of Auditors provided by Rotenberg & Co. llp

     10.2           Stock Option Plan




                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing of Form 10-SB and authorized this registration statement to be signed on its behalf by the undersigned:

                     Am Build Inc.

                        /s/ J. Paul Hines
                        -----------------------------
                     By:  J. Paul Hines, President
                     Date: May 6, 2003


Pursuant to the requirements of Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

We, the undersigned officers and directors of Am Build, Inc. hereby severally constitute and appoint our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent with full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to al intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


      NAME                    POSITION                DATE

/s/J. Paul Hines
-----------------------                               May 6, 2003
J. Paul Hines                 President, Secretary,
                              Treasurer and Director




                                  25


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